Filed by RLJ Lodging Trust

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RLJ Lodging Trust

Commission File No. 001-35169

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

July 27, 2017

Dear Shareholder:

According to our latest records, we have not received your voting instructions for the Special Meeting of Shareholders of RLJ Lodging Trust to be held on August 15, 2017.

Your vote is very important, regardless of the number of RLJ Common Shares you own. Whether or not you plan to attend the RLJ special meeting, please submit a proxy to vote your shares as promptly as possible to make sure that your shares are represented at the RLJ special meeting.

For the reasons set forth in the proxy statement, the RLJ Board unanimously recommends that the RLJ shareholders vote “FOR” the RLJ Share Issuance Proposal and “FOR” the RLJ Adjournment Proposal.

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 317-8033. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Ross H. Bierkan
President, Chief Executive Officer and
Chief Investment Officer
RLJ Lodging Trust

For Registered Shareholders:

Vote Online — www.proxypush.com/rlj ; Use the Internet to vote your Proxy until 11:59 p.m. (CT) on August 14, 2017.

Vote by Phone - 1-866-883-3382 ; Use a touch-tone telephone to vote your Proxy until 11:59 p.m. (CT) on August 14, 2017.

Vote by Mail by completing, signing and dating the enclosed voting instruction form and returning it in the pre-paid envelope provided in this package.

For Beneficial Shareholders:

Vote Online — Follow the instructions on your voting instruction form and follow the prompts.

Vote by Phone - Follow the instructions on your voting instruction form. Please have your control number available.

Vote by Mail by completing, signing and dating the enclosed voting instruction form and returning it in the pre-paid envelope provided in this package.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of April 23, 2017, by and among RLJ, FelCor and the other entities party thereto.  In connection with the proposed merger, RLJ has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RLJ and FelCor that also constitutes a prospectus of RLJ. RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com or by emailing RLJ Investor Relations at ir@rljlodgingtrust.com or at 301-280-7774. Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at asalami@felcor.com or at 972-444-4967.

Certain Information Regarding Participants

RLJ and FelCor and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about RLJ’s executive officers and Trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders and in Form 4s of RLJ’s trustees and executive officers filed with the SEC. You can find information about FelCor’s executive officers and directors in Amendment No. 1 to FelCor’s Annual Report on Form 10-K for the year ended December 31, 2016 on Form 10-K/A filed with the SEC on April 28, 2017. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.